UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                                EQUITY ONE, INC.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    690113105
                                 (CUSIP Number)

                               Steven J. Glusband
                            Carter, Ledyard & Milburn
                     2 Wall Street, New York, New York 10005
                                 (212) 732-3200
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 October 4, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format will include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page will be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page will not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 294752100


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     David Wertheim

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     Not yet determined

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0 shares of Common Stock

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    2,950,000* shares of Common Stock
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0 shares of Common Stock

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    2,950,000* shares of Common Stock

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,950,000* shares of Common Stock

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.9%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN

________________________________________________________________________________

* Includes 1,025,000 shares of Common Stock issuable upon the exercise of warrants.

CUSIP No. 294752100


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Moshe Wertheim

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     Not yet determined

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0 shares of Common Stock

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    2,950,000* shares of Common Stock
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0 shares of Common Stock

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    2,950,000* shares of Common Stock

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,950,000* shares of Common Stock

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.9%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN

________________________________________________________________________________

* Includes 1,025,000 shares of Common Stock issuable upon the exercise of warrants.

CUSIP No. 294752100


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Aviram Wertheim

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     Not yet determined

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0 shares of Common Stock

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    2,950,000* shares of Common Stock
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0 shares of Common Stock

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    2,950,000* shares of Common Stock

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,950,000* shares of Common Stock

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.9%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN

________________________________________________________________________________

* Includes 1,025,000 shares of Common Stock issuable upon the exercise of warrants.

CUSIP No. 294752100


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Nathan Hetz

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     Not yet determined

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0 shares of Common Stock

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    2,950,000* shares of Common Stock
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0 shares of Common Stock

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    2,950,000* shares of Common Stock

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,950,000* shares of Common Stock

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.9%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN

________________________________________________________________________________

* Includes 1,025,000 shares of Common Stock issuable upon the exercise of warrants.

CUSIP No. 294752100


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Klara Hetz

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     Not yet determined

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0 shares of Common Stock

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    2,950,000* shares of Common Stock
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0 shares of Common Stock

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    2,950,000* shares of Common Stock

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,950,000* shares of Common Stock

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.9%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN

________________________________________________________________________________

* Includes 1,025,000 shares of Common Stock issuable upon the exercise of warrants.

Item 1. Security and Issuer

     This Statement on Schedule 13D relates to the shares of common stock, $0.01 par value (the "Common Stock"), of Equity One, Inc., a Maryland corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1696 N.
E. Miami Gardens Drive, N. Miami Beach, Florida 33179.

Item 2. Identity and Background

     This Statement is being filed by David Wertheim, his father, Moshe Wertheim, his cousin, Aviram Wertheim (together, the "Wertheim Family Members"), Nathan Hetz and his spouse Klara Hetz.

     Mr.  David  Wertheim,  a citizen  of the State of  Israel,  is  Co-Managing
Director of M. Wertheim (Holdings) Ltd. ("Wertheim Holdings"), an Israeli holding company owned by him (50.01%) and other members of the Wertheim family (44.99%). Wertheim Holdings owns equity interests in several companies engaged in real estate, high tech and finance. The principal business and office address of Wertheim Holdings is 35 Jabotinsky Street, Ramat Gan, Israel. Mr. David Wertheim is a director of Alony Hetz Properties & Investments, Ltd. ("AHPI"), whose shares trade on the Tel Aviv Stock Exchange (the "TASE") Wertheim Holdings and its affiliates and other private companies. Mr. David Wertheim's residence address is 49 Sheshet Hayamim Street, Ramat Hasharon, Israel.

     Mr. Moshe Wertheim, a citizen of the State of Israel, is President and one of the principal shareholders of The Central Bottling Co. Ltd. ("Central Bottling"), an Israeli company that is Coca Cola's franchisee in Israel. The principal business and office address of Central Bottling is 129 Kahanman Street, Bnei Brak, Israel. Mr. Moshe Wertheim is also one of the main shareholders of Hamizrahi Bank Ltd., Israel's fourth largest bank, and beneficially owns (together with his spouse) a 9.0% interest in Wertheim Holdings. Mr. Moshe Wertheim serves as a director on the board of directors of Bank Hamizrahi Ltd. and AHPI, both of which companies are listed on TASE. Mr. Moshe Wertheim also serves as a director of Central Bottling, Wertheim Holdings and certain affiliates of such companies. Mr. Moshe Wertheim's residence address is 41 Hasaifan Street, Ramat Hasharon, Israel.

     Mr. Aviram Wertheim, a citizen of the State of Israel, is Chairman of the board of directors of Bank Hamizrahi Ltd., and AHPI, an Israeli holding company that owns equity interests in real estate companies located mostly in Israel and the U.K. The principal business and office addresses of Bank Hamizrahi and AHPI are 13 Rothschild Boulevard, Tel Aviv, Israel and Yahalom Building, 3a Jabotinsky Street, Ramat Gan 52520, Israel, respectively. Mr. Aviram Wertheim is also Co-Managing Director of Wertheim Holdings, an Israeli holding company owned by him (15%) and other members of the Wertheim family (85%). Wertheim Holdings owns equity interest in several companies whose interests include real estate, high tech and finance. The principal business and office address of Wertheim Holdings is 35 Jabotinsky Street, Ramat Gan, Israel. Mr. Aviram Wertheim serves as a director on the board of directors of B.O.S. Better Online Solutions Ltd., whose shares trade on the Nasdaq National Market, and of AHPI, Bank Hamizrahi Ltd., Tefahot Mortgage Bank of Israel Ltd., Zikit Properties & Development (1956) Ltd. and Computer Direct Ltd., all of which companies are listed on TASE, and of certain subsidiaries of such companies. Mr. Aviram Wertheim's residence address is 8 Hatarbout Street, Ramat Hasharon, Israel.

     Mr. Hetz, a citizen of the State of Israel, is Chief Executive Officer of AHPI, (see above). Mr. Hetz is also the Managing Director of Natkal Management and Holdings (1998) Ltd. ("Natkal Management"), an Israeli holding company, whose main investment is its ownership interest in AHPI and that is controlled by Mr. Hetz (50%) and Mrs. Hetz (50%). The principal business and office address of Natkal Management is c/o Klara and Nathan Hetz, 5 Litvinsky Street, Ramat Gan Israel. Mr. Hetz serves as Chairman of the board of directors of Computer Direct Systems Ltd. and as a director on the board of directors of Bank Hamizrahi Ltd., Zikit Properties & Development (1956) Ltd., Computer Direct Ltd. and HAPI, all of which companies are listed on TASE. He is also a director of Natkal
Management, subsidiaries of AHPI and other private companies. The residence address of Mr. Hetz is 5 Litvinsky Street, Ramat Gan Israel.

     Mrs. Hetz, a citizen of the State of Israel, is a homemaker. Mrs. Hetz serves as a director on the board of directors of Natkal Management and other family owned companies. Mrs. Hetz's residence address is 5 Litvinsky Street, Ramat Gan Israel.

     AHPI is controlled by Wertheim Holdings (28.1%)(1) and Natkal Management (27.7%) pursuant to a shareholders agreement entered into by these parties and dated October 31, 1996 (the "Shareholders Agreement"). The ownership interests in AHPI reflect a private offering that will be completed on October 30, 2000. Under the Shareholders Agreement, the parties agreed to vote at AHPI's general meetings of shareholders in a manner to be decided upon at preliminary meetings that will be held by the parties before such general meetings. The parties further granted each other a right of first refusal in the event either party reduces or intends to reduce its shareholdings in AHPI to 6,000,000 or less shares and proposes to sell any of such shares to a third party. The term of the Shareholders Agreement is ten years

----------
(1)  Following a private offering that will be effected on October 30, 2000.

or for as long as one of the parties holds 5% of the issued and outstanding share capital of AHPI on a fully diluted basis. Upon consummation of the transaction detailed in Item 4 below, AHPI will beneficially own, through a wholly owned entity, a 13.95% interest (19.9% interest in the event certain warrants to purchase 1,025,000 shares as detailed below are exercised) in the Issuer.

     During the last five years, none of the Wertheim Family Members, Mr. Hetz or Mrs. Hetz has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding either of them was or is subject to a judgment, decree or final order either enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     The purchase price to be paid for the acquisition of 1,000,000 shares of Common Stock of the Issuer by AHPI in a private transaction is $10,875,000 ($10.875 per share). The purchase price that will be paid for the acquisition of 925,000 shares of Common Stock of the Issuer by AHPI in a private transaction will be $10,059,375 ($10.875 per share), subject to certain adjustments (the 1,000,000 shares and the 925,000 shares are collectively referred to as the "Shares"). The exercise price of the warrants to purchase 1,025,000 shares of Common Stock, which will be issued by the Issuer to AHPI, is $10.875, subject to certain adjustments.

     It is anticipated that all or part of the consideration for the purchase of the Shares will be funded from the working capital of AHPI and the proceeds of a bank loan and it is likely, although no definitive plans have yet been made, that the proceeds for the purchase of the 1,025,000 shares issuable upon the exercise of the warrants will also be funded in the same manner. However no such loan has been secured as of the date of the filing of this Statement.

Item 4. Purpose of Transaction

     Pursuant to a Subscription Agreement dated October 4, 2000 (the "Subscription Agreement"), AHPI or its wholly owned entity agreed to purchase from the Issuer in a private transaction 1,000,000 shares of Common Stock for $10.875 per share at a closing that will take place not later than November 17, 2000 (the "Initial Closing") and an additional 925,000 shares of Common Stock for $10.875 per share (subject to certain adjustments) within nine months of the Initial Closing. In addition, the Issuer agreed to issue to AHPI warrants to purchase 1,025,000 shares of Common Stock at an exercise price of $10.875 per share (subject to certain adjustments). Of such warrants, warrants to purchase 375,000 shares will be exercisable until December 31, 2001 and warrants to purchase 650,000 shares will be exercisable until December 31, 2002, provided that each exercise will be made only within the 30-50 day period following the end of each calendar quarter and the exercise date does not occur on or after the second business day following the Issuer's release of its quarterly or annual financial results. Copies of the Subscription Agreement and the Warrant Agreement for the Purchase of Shares of Common Stock dated October 4, 2000 (the "Warrant Agreement") are being filed herewith as Exhibits 2 and 3, respectively, to this Statement on Schedule 13D and are hereby incorporated by reference.

     All the Shares to be purchased by AHPI as well as the shares issuable upon the exercise of the warrants will be purchased for investment purposes. The contemplated equity investment in AHPI is a result of the determination of the management of AHPI to acquire real estate investments in North America in addition to its investments in Israel and the U.K.

     Pursuant to the terms of a Stockholders Agreement dated October 4, 2000 (the "Stockholders Agreement") by and among (i) the Issuer, (ii) AHPI or its wholly owned entity, and (iii) Gazit-Globe (1982) Ltd., M.G.N. (USA), Inc. and Gazit (1995), Inc. (the "Gazit-Globe Group"), AHPI has a right to designate two directors to the Issuer's Board of Directors no later than the earlier of (i) the Initial Closing date or (ii) the first meeting of the Issuer's Board of Directors to take place after the execution of the Subscription Agreement.

     Each member of the Gazit-Globe Group agreed, during the term of the Stockholders Agreement, to vote all of its voting securities of the Issuer and to take all other necessary actions within its control so that designees of AHPI are elected to the Board of Directors of the Issuer pursuant to the following conditions:

     (i) if AHPI owns at least 2,300,000 shares of the Issuer as of December 31, 2001 and 2,950,000 shares as of December 31, 2002, and all the shares held by AHPI (directly or indirectly) represent at least 20% of the aggregate number of shares held (directly or indirectly) by AHPI and the Gazit-Globe Group, and such aggregate amount represents not less than 50% of the total outstanding voting capital stock of the Issuer, AHPI may designate the greater of two nominees or such number of nominees as will constitute 20% of the Board of Directors of the Issuer to the Board of Directors;

     (ii) if certain conditions are not met at any time after each applicable date, and such failure is not remedied within 60 days of the date upon which the condition is no longer met (the "Cure Period"), but AHPI owns (directly or indirectly) the greater of (i) 5% of the Issuer's total outstanding voting capital stock on a fully-diluted basis, and (ii) 1,000,000 shares, AHPI will then become entitled to only designate one nominee to the Board of Directors of the Issuer and will promptly cause one of its directors to submit its resignation to the Issuer.

     To the extent AHPI loses the right to designate a director by failing to meet the ownership requirements set forth above (and not remedying the same within the Cure Period), AHPI will irrevocably lose the right to designate a director for such position notwithstanding its later acquiring a sufficient interest to meet the ownership requirements.

     To the extent AHPI has the right to designate two directors pursuant to the above conditions, at least one such person will be a resident or citizen of the United States and not an affiliate of AHPI, the Gazit Group or the Issuer.

     The parties further agreed that for any period during which AHPI owns beneficially and/or of record, 20% or more of the outstanding shares of Common Stock and the Gazit-Globe

Group holds a majority interest in the Issuer, AHPI may not, without the prior written consent of the Issuer's Board of Directors:

     (i) directly or indirectly seek, or permit any person over whom or which AHPI has control (a "Controlled Person") to seek or encourage or assist any associate, partner or affiliate of AHPI to seek representation on the Board of Directors of the Issuer or otherwise seek to participate in or influence the Issuer's management, management decisions, operating policies, or governing corporate instruments;

     (ii) instigate or join in any attempt to change the Issuer's management, management decisions, operating policies, governing corporate instruments or conduct of its business and affairs;

     (iii) solicit or permit any Controlled Person to solicit, or encourage or assist any associate, partner or affiliate of AHPI to solicit proxies with respect to any shares of Common Stock or other securities of the Issuer entitled to vote generally for the election of directors or otherwise ("Voting Securities") under any circumstance, or become a "participant", or permit any Controlled Person, or encourage or assist any associate, partner or affiliate of AHPI to become a "participant", in any "election contest" relating to the election of directors of the Issuer, changes in governing corporate instruments or otherwise (as such terms are used in Rule 14a-11 of Regulation 14A under the Securities Act of 1933, as amended);

     (iv) deposit, or permit any Controlled Person, or encourage or assist any associate, partner or affiliate of AHPI to deposit, any Voting Securities in a voting trust or similar arrangement, or subject or permit any Controlled Person, or encourage or assist any associate, partner or affiliate of AHPI to subject any Voting Securities to a voting or similar agreement;

     (v) take any action alone or in concert with any other person to acquire or affect the control of the Issuer or, directly or indirectly, participate in, or encourage the formation of, any group seeking to obtain or take control of the Issuer; or

     (vi) directly or indirectly seek to influence any of the Issuer's contractual relationships, whether orally, in writing or otherwise (including, without limitation, the Issuer's contractual relationships with its auditors, its investment bankers and its lenders).

     A copy of the Stockholders Agreement is being filed herewith as Exhibit 4 to this Statement on Schedule 13D.

     Apart from the foregoing, none of the Wertheim Family Members, Mr. Hetz or Mrs. Hetz has any plan or proposal, directly or through their controlling beneficial interest in Wertheim Holdings or Natkal Management, respectively, or AHPI (or in his or her capacity as a director of Wertheim Holdings or Natkal Management and AHPI) currently does not have any plan or proposal, directly or indirectly, which relates to or would result in:

          (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b)  an  extraordinary  corporate  transaction,   such  as  a  merger,
     reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

          (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

          (d) any change in the present board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board;

          (e) any material change in the present capitalization or dividend policy of the Issuer;

          (f) any other material change in the Issuer's business or corporate structure;

          (g) changes in the Issuer's charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

     (a) and (b) Upon the consummation of the transaction, each of Messrs. David Wertheim, Moshe Wertheim, Aviram Wertheim and Hetz and Mrs. Hetz will be the indirect beneficial owner of 1,925,000 shares of Common Stock, or approximately 13.95% of the 13,798,301 shares of Common Stock of the Issuer to be issued and outstanding following the transaction. Upon the exercise of the warrants into 1,025,000 shares of Common Stock, each of Messrs. David Wertheim, Moshe Wertheim, Aviram Wertheim and Hetz and Mrs. Hetz will be the indirect beneficial owner of 2,950,000 shares of Common Stock, or approximately 19.90% of the 14,823,301 shares of Common Stock of the Issuer to be issued and outstanding following the exercise of the warrants. It is currently contemplated that all the Shares and the shares issuable upon the exercise of the warrants will be held of record by AHPI or its wholly owned entity. AHPI is a corporation that is 55.8% controlled by Wertheim Holdings and Natkal Management pursuant to the provisions of the Shareholders Agreement pertaining to the voting of their shares of AHPI. Each of the

Wertheim Family Members, Mr. Hetz and Mrs. Hetz will share voting and dispositive power with each other with respect to all such shares.

     (c) Except for the private transaction described in Item 4 above, the Wertheim Family Members, Mr. Hetz and Mrs. Hetz have not effected, directly or indirectly (through Wertheim Holdings, Natkal Management or AHPI) any transactions in the shares of Common Stock of the Issuer during the sixty (60) days prior to the filing of this Statement on Schedule 13D.

     (d) As of the date of the filing of this Statement, no person other than AHPI, directly, and Wertheim Holdings, Natkal Management, the Wertheim Family Members, Mr. Hetz and Mrs. Hetz, indirectly, will have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The description of the contemplated purchase of the securities of the Issuer pursuant to the Subscription Agreement and the Warrant Agreement set forth in Item 4 of this Statement is hereby incorporated by reference in this
Item 6.

     The disclosure with respect to the designation of directors by AHPI to the Issuer's Board of Directors and the undertaking of the Gazit-Globe Group with respect to voting its shares of the Issuer and the restriction on certain actions set forth in Item 4 of this Statement is hereby incorporated by reference in this Item 6.

     Pursuant to the Subscription Agreement, AHPI was granted three demand registration rights and unlimited piggyback registration rights with respect to the Shares and the 1,025,000 shares issuable upon the exercise of the warrants. Such registration rights may be only exercised after the passage of 24 months following the Initial Closing. The registration rights of AHPI are set forth in greater detail in Section 5 of the Subscription Agreement and are hereby incorporated by reference in this Item 6.

     AHPI is also subject to certain drag along rights in the event the Gazit-Globe Group intends to sell all of its shares of the Issuer in a bona fide arm's length transaction with a third party, other than an open-market transaction, at a price per share equal to or greater than $16.3125 (subject to certain adjustments), provided that at such time the ownership interest of the Gazit-Globe Group in the Issuer will be equal to or greater than the ownership interest of AHPI and subject to the satisfaction of the following conditions:
(i) upon the consummation of the proposed sale, AHPI will receive for each of its shares being sold the same form of consideration and the same amount of consideration as the Gazit-Globe Group receives for each of their shares being sold and (ii) if AHPI holds any unexpired and unexercised warrants, it shall be given an opportunity to either (A) exercise the warrants prior to the consummation of the proposed sale or (B) receive in exchange for such rights consideration equal to the amount determined by multiplying (1) the same amount of consideration per share received by holders of the Common Stock in connection with the proposed sale less the exercise price per share payable for the exercise of the warrants by (2) the number of shares of Common Stock to which AHPI is entitled upon exercise of such warrants. In addition, if any member (the "Selling Stockholder") of the Gazit-Globe Group proposes to sell, other than pursuant to an open-market transaction or a de minimis transaction (involving less than 2% of the Issuer's outstanding stock), any of its shares of Common Stock, AHPI has a tag along right to participate in such sale to a third party, on a pro-rata basis based upon the percentage of the shares of the Gazit-Globe Group offered to be sold, upon the purchase by the proposed transferee of any shares of Common Stock owned by the Selling Stockholder and for the same per share consideration. The drag along rights and the tag along rights granted to AHPI are set forth in greater detail in Section 1 and 2, respectively of the Stockholders Agreement and are hereby incorporated by reference in this Item 6.

     Except as set forth above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Wertheim Family Members, Mr. Hetz and Mrs. Hetz (directly or indirectly through Wertheim Holdings, Natkal Management or AHPI) or between them and any other person with respect to the securities of the Issuer, including but not limited to contracts, arrangements or understandings with respect to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be filed as Exhibits

Exhibit 1. Agreement regarding the joint filing of this Statement.

Exhibit 2. Subscription Agreement dated October 4, 2000.

Exhibit 3. Warrant  Agreement  for the Purchase of Shares of Common Stock dated
           October 4, 2000

Exhibit 4. Stockholders Agreement dated October 4, 2000 by and among Equity One,
           Inc., Alony Hetz Properties & Investments, Ltd. or its wholly owned entity, Gazit-Globe (1982) Ltd., M.G.N. (USA), Inc. and Gazit (1995), Inc.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned hereby certify that the information set forth in this Statement is true, complete and correct.


Date: October 17, 2000


                                                   /s/ David Wertheim
                                                   --------------------------
                                                       David Wertheim



                                                   /s/ Moshe Wertheim
                                                   --------------------------
                                                       Moshe Wertheim



                                                   /s/ Aviram Wertheim
                                                   --------------------------
                                                       Aviram Wertheim



                                                   /s/ Nathan Hetz
                                                   --------------------------
                                                       Nathan Hetz



                                                   /s/ Klara Hetz
                                                   --------------------------
                                                       Klara Hetz